AB 2/8 ~~AFS~~ B13

[redacted]

06051513

BP 2/7/07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66316

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantum Research Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kramer Weisman & Associates LLP

(Name – *if individual, state last, first, middle name*)

PROCESSED
FEB 09 2007
B
THOMSON
FINANCIAL

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 22 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 2/8/07

QUANTUM RESEARCH, INC.

FINANCIAL STATEMENTS
AND
REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2005

QUANTUM RESEARCH, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

TABLE OF CONTENTS

KramerWeisman
and Associates, LLP
Certified Public Accountants

12515 Orange Drive ■ Suite 814 ■ Davie, Florida 33330 ■ 954.475.1260 Phone ■ 954.475.1221 Fax ■ www.kwacpa.com

INDEPENDENT AUDITORS' REPORT

The Stockholder and Board of Directors of
Quantum Research, Inc.

We have audited the accompanying statement of financial condition of Quantum Research, Inc., as of December 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantum Research, Inc., at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly represented in all material respects in relation to the basic financial statements taken as a whole.

Kramer Weisman & Associates LLP

Kramer Weisman and Associates, LLP
February 27, 2006

QUANTUM RESEARCH, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS		
Cash and cash equivalents	$	2,229
Deposits at clearing organizations		26,229
Total Assets		28,458
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accrued expenses	$	12,046
Total Liabilities		12,046
Stockholder's equity:		
Common stock, par value $.10 per share; 1,000 shares authorized, issued and outstanding		100
Additional paid-in capital		5,000
Retained Earnings		11,312
Total Stockholder's Equity		16,412
Total Liabilities and Stockholder's Equity	$	28,458

The accompanying notes are an integral part of these financial statements

QUANTUM RESEARCH, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

Revenues:		
Commissions and fees	$	541,870
Interest and dividends		678
Other		400
		542,948
Expenses:		
Advertising		1,205
Clearing and execution costs		93,239
Communications and data processing		15,850
Employee compensation and benefits		349,380
General and administrative		115,305
		574,979
Net Loss	$	(32,031)

The accompanying notes are an integral part of these financial statements

QUANTUM RESEARCH, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common stock		Additional Paid-in Capital	Retained Earnings	Total stockholder's equity
	Shares	Amount			
Balance, December 31, 2004	1,000	$ 100	$ 5,000	$ 43,343	$ 48,443
Net Loss	-	-	-	(32,031)	(32,031)
Balance, December 31, 2005	1,000	$ 100	$ 5,000	$ 11,312	$ 16,412

The accompanying notes are an integral part of these financial statements

QUANTUM RESEARCH, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net Loss	$ (32,031)
Adjustments to reconcile net loss to net	
cash used from operating activities:	
(Increase) decrease in operating assets:	
Commissions and other receivables	3,869
Deposits at clearing organizations	(1,229)
Other assets	2,650
Increase (decrease) in operating liabilities:	
Accounts payable	(13,310)
Accrued expenses	(9,843)
Total cash used by operating activities	(49,894)
Cash flows from investing activities:	
Investments	3,000
Disposition of equipment	19,802
Total cash provided by investing activities	$ 22,802
Net decrease in cash	(27,092)
Cash and cash equivalents, beginning of year	29,321
Cash and cash equivalents, end of year	$ 2,229

The accompanying notes are an integral part of these financial statements

QUANTUM RESEARCH, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net Loss	$ (32,031)
Adjustments to reconcile net loss to net cash used from operating activities:	
(Increase) decrease in operating assets:	
Commissions and other receivables	3,869
Deposits at clearing organizations	(1,229)
Other assets	2,650
Increase (decrease) in operating liabilities:	
Accounts payable	(13,310)
Accrued expenses	(9,843)
Total cash used by operating activities	(49,894)
Cash flows from investing activities:	
Investments	3,000
Disposition of equipment	19,802
Total cash provided by investing activities	$ 22,802
Net decrease in cash	(27,092)
Cash and cash equivalents, beginning of year	29,321
Cash and cash equivalents, end of year	$ 2,229

The accompanying notes are an integral part of these financial statements

QUANTUM RESEARCH, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

NOTE 1 - BUSINESS

Quantum Research, Inc. (the "Company"), incorporated in Florida on April 17, 2003 and began operations on May 1, 2004.The Company is a securities broker dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. All securities transactions are cleared through clearing broker dealers on a fully disclosed basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Company are prepared under the accrual method of accounting.

Cash and cash equivalents
The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less, to be cash equivalents.

Property and equipment
Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment are provided utilizing the straight-line method over the estimated useful lives of the related assets.

Securities transactions
Securities transactions and the related revenue and expenses are recorded on a trade date basis.

Advertising
Advertising costs are expensed as incurred.

Income taxes
The Company and its stockholder elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholder's individual income tax return.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

Fair value of financial instruments
The financial instruments of the Company are reported in the accompanying consolidated statement of financial condition at their carrying values, which approximate their fair value due to their short-term nature.

NOTE 3 - DEPOSITS AT CLEARING ORGANIZATIONS

The Company had a clearing agreement with a clearing broker. Under this agreement, the clearing broker provides the Company execution and clearing services on a fully disclosed basis. The Company was required to maintain total deposits of $25,000 at December 31, 2005 with the clearing broker. In January 2006, the company ceased business with the broker and received a refund for its deposit of $25,000. The funds were still on deposit with the clearing broker in January 2006.

NOTE 4 - PROPERTY AND EQUIPMENT

At December 31, 2005 all property and equipment was removed and distributed to the shareholder.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company was subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of $16,412, which was $11,412 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 1 to 1.36. The Company claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

NOTE 6 - OFF BALANCE SHEET RISK

Retail customer transactions are cleared through the Clearing Brokers on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the Clearing Brokers may charge the Company for any loss incurred in satisfying the customer obligations. Additional credit risk occurs if the Clearing Brokers of affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

NOTE 6 – SUBSEQUENT EVENTS

The Company has been a non-active broker dealer since November 2005. However, their license is still current.

QUANTUM RESEARCH, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Total stockholder's equity qualified for net capital		$ 16,412
Deductions:		
Non-allowable assets:		
Property and equipment	$ -0-	
Other	-0-	
Total non-allowable assets		-0-
Net capital before haircuts on securities positions		16,412
Haircuts		-
Net capital		16,412
Calculation of minimum net capital requirement:		
6 2/3% of aggregate indebtedness	800	
Minimum dollar net capital requirement of reporting broker	5,000	
Net capital requirement (greater of two minimum requirement amounts)		5,000
Net capital in excess of required minimum		$ 11,412
Excess net capital at 1000%		$ 11,412
Ratio of aggregate indebtedness to net capital		1.36 to 1

RECONCILIATION:

Net capital, of the December 31, 2005 unaudited Focus Report	$ 24,677
Net audit adjustments	(8,265)
Net capital, per December 31, 2005 audited report, as filed	$ 16,412

QUANTUM RESEARCH, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c-3-3

AS OF DECEMBER 31, 2005

Quantum Research, Inc. is not required to file the above schedules as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Quantum Research, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Quantum Research, Inc., for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11);
2. Determining compliance with the exemptive provisions of rule 15c3-3; and
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish the objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be or should not be used by anyone other than these specified parties.

Kramer Weisman & Associates LLP

Kramer Weisman and Associates, LLP
February 27, 2006

END